Exhibit 12.1

(in thousands)
	2011		2010		2009		2008	2007
Earnings:
Pretax income (loss) from continuing operations	$58,146		$104,623		$23,496		$(244,188)	$(163,940)
Plus: Fixed charges	263,303		265,579		269,424		245,469	202,734
Plus: Amortization of capitalized interest	5,700		5,699		4,688		1,363	—
Less: Interest capitalized	(274)		5		(26,129)		(98,333)	(83,374)

	326,875		325,906		271,479		(95,689)	(44,580)
Fixed Charges:
Interest expense on indebtedness	259,393		262,046		243,295		147,136	119,360
Interest capitalized	274		(5)		26,129		98,333	83,374
Interest expense on portion of rent	3,636		3,538		—		—	—

Total fixed charges	263,303		265,579		$269,424		$245,469	$202,734
Ratio of earnings to fixed charges	1.24	x	1.42	x	1.01	x	—	—
Coverage deficiency	—		—		—		$(341,158)	$(247,314)